UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K/A
_______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2020
Commission File No. 001-36675
_______________________________
FIAT CHRYSLER AUTOMOBILES N.V.
(Translation of Registrant’s Name Into English)

_______________________________
25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Form 6-K (the “Original Form 6-K”), dated July 31, 2020, of Fiat Chrysler Automobiles N.V. (relating to its Semi-Annual Report as of and for the three and six months ended June 30, 2020), solely to include Exhibit 101 to the Original Form 6-K in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements formatted in iXBRL (Inline eXtensible Business Reporting Language). Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K.

This Amendment No. 1 contains the following exhibits:

Exhibit Number	Description of Exhibit
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Semi-Annual Condensed Consolidated Financial Statements and Notes
As of and for the three and six months ended June 30, 2020

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
Net revenues	3	€11,707	€26,741	€32,274	€51,222
Cost of revenues		11,043	23,089	29,921	44,270
Selling, general and other costs		1,041	1,573	2,480	3,090
Research and development costs		576	782	1,509	1,455
Result from investments		31	58	73	116
(Losses)/gains on disposal of investments		(1)	7	4	7
Restructuring costs	13	23	(8)	43	196
Net financial expenses	4	237	260	450	504
(Loss)/Profit before taxes		(1,183)	1,110	(2,052)	1,830
Tax (benefit)/expense	5	(135)	317	690	529
Net (loss)/profit from continuing operations		(1,048)	793	(2,742)	1,301
Profit from discontinued operations, net of tax	2	—	3,859	—	3,970
Net (loss)/profit		€(1,048)	€4,652	€(2,742)	€5,271

Net (loss)/profit attributable to:
Owners of the parent		€(1,038)	€4,650	€(2,734)	€5,265
Non-controlling interests		(10)	2	(8)	6
		€(1,048)	€4,652	€(2,742)	€5,271

Net (loss)/profit from continuing operations attributable to:
Owners of the parent		€(1,038)	€788	€(2,734)	€1,297
Non-controlling interests		(10)	5	(8)	4
		€(1,048)	€793	€(2,742)	€1,301

(Loss)/earnings per share:	20
Basic (loss)/earnings per share		€(0.66)	€2.97	€(1.74)	€3.37
Diluted (loss)/earnings per share		€(0.66)	€2.96	€(1.74)	€3.35

(Loss)/earnings per share from continuing operations:	20
Basic (loss)/earnings per share		€(0.66)	€0.50	€(1.74)	€0.83
Diluted (loss)/earnings per share		€(0.66)	€0.50	€(1.74)	€0.83

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2019	2020	2019
Net (loss)/profit (A)		€(1,048)	€4,652	€(2,742)	€5,271

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	19
Losses on re-measurement of defined benefit plans		—	—	—	—
Related tax impact		—	—	—	—
Items relating to discontinued operations, net of tax		—	(9)	—	(9)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	(9)	—	(9)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	19
Losses on cash flow hedging instruments		(108)	(75)	(306)	(173)
Exchange losses on translating foreign operations		(481)	(215)	(790)	221
Share of Other comprehensive income/(loss) for equity method investees		(29)	(19)	(56)	(23)
Related tax impact		28	21	92	48
Items relating to discontinued operations, net of tax		—	(4)	—	9
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(590)	(292)	(1,060)	82

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(590)	(301)	(1,060)	73

Total Comprehensive income (A)+(B)		€(1,638)	€4,351	€(3,802)	€5,344

Total Comprehensive income attributable to:
Owners of the parent		€(1,627)	€4,349	€(3,789)	€5,335
Non-controlling interests		(11)	2	(13)	9
		€(1,638)	€4,351	€(3,802)	€5,344

Total Comprehensive income attributable to owners of the parent:
Continuing operations		€(1,627)	€499	€(3,789)	€1,368
Discontinued operations		—	3,850	—	3,967
		€(1,627)	€4,349	€(3,789)	€5,335

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2020	At December 31, 2019
Assets
Goodwill and intangible assets with indefinite useful lives	6	€14,299	€14,257
Other intangible assets		12,715	12,447
Property, plant and equipment		28,063	28,608
Investments accounted for using the equity method		1,953	2,009
Other financial assets		247	340
Deferred tax assets		1,181	1,689
Other receivables	9	1,882	2,376
Tax receivables		103	94
Prepaid expenses and other assets		457	535
Other non-current assets		732	757
Total Non-current assets		61,632	63,112
Inventories	10	9,639	9,722
Assets sold with a buy-back commitment		1,318	1,626
Trade and other receivables	9	5,251	6,628
Tax receivables		248	372
Prepaid expenses and other assets		495	524
Other financial assets		805	670
Cash and cash equivalents		13,914	15,014
Assets held for sale		306	376
Total Current assets		31,976	34,932
Total Assets		€93,608	€98,044
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€24,776	€28,537
Non-controlling interests		124	138
Total Equity		24,900	28,675
Liabilities
Long-term debt	14	15,625	8,025
Employee benefits liabilities	12	8,551	8,507
Provisions	13	4,939	5,027
Other financial liabilities		23	124
Deferred tax liabilities		1,778	1,628
Tax liabilities		281	278
Other liabilities	15	2,326	2,426
Total Non-current liabilities		33,523	26,015
Trade payables		15,957	21,616
Short-term debt and current portion of long-term debt	14	4,827	4,876
Other financial liabilities		686	194
Employee benefits liabilities	12	477	544
Provisions	13	7,126	8,978
Tax liabilities		101	122
Other liabilities	15	5,837	6,788
Liabilities held for sale		174	236
Total Current liabilities		35,185	43,354
Total Equity and liabilities		€93,608	€98,044
The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2020	2019
Cash flows (used in)/from operating activities:
Net (loss)/profit from continuing operations		€(2,742)	€1,301
Amortization and depreciation		2,605	2,741
Change in inventories, trade and other liabilities, payables and receivables		(5,394)	722
Dividends received		73	66
Change in provisions		(1,936)	(1,251)
Change in deferred taxes		653	185
Other changes		709	295
Cash flows (used in)/from operating activities - discontinued operations		—	(308)
Total		(6,032)	3,751
Cash flows (used in)/from investing activities:
Investments in property, plant and equipment and intangible assets		(3,992)	(3,330)
Net change in receivables from financing activities		718	276
Change in securities		319	(114)
Other changes		68	52
Net cash proceeds from disposal of discontinued operations		—	5,348
Cash flows used in investing activities - discontinued operations		—	(155)
Total		(2,887)	2,077
Cash flows from/(used in) financing activities:
Repayment of notes	14	(1,376)	—
Proceeds of other long-term debt		10,083	176
Repayment of other long-term debt	14	(594)	(555)
Net change in short-term debt and other financial assets/liabilities		(65)	(576)
Distributions paid		—	(3,056)
Cash flows from/(used in) financing activities - discontinued operations		—	325
Total		8,048	(3,686)
Translation exchange differences		(233)	95
Total change in Cash and cash equivalents		(1,104)	2,237

Cash and cash equivalents at beginning of the period		15,014	12,450
Add: Cash and cash equivalents at beginning of the period - included within Assets held for sale		17	719
Total change in Cash and cash equivalents		(1,104)	2,237
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		13	—
Cash and cash equivalents at end of the period		€13,914	€15,406

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2018	€19	€24,650	€45	€1,011	€(1)	€(567)	€(455)	€201	€24,903
Impact from the adoption of IFRS 16(1)	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	(3,056)	—	—	—	—	—	(29)	(3,085)
Net profit	—	5,265	—	—	—	—	—	6	5,271
Other comprehensive (loss)/income	—	—	(122)	224	—	(9)	(23)	3	73
Share-based compensation(2)	—	50	—	—	—	—	—	—	50
Sale of Magneti Marelli	—	(109)	(6)	97	—	109	—	(47)	44
Other changes(3)	—	13	(12)	—	—	—	—	—	1
At June 30, 2019	€19	€26,813	€(95)	€1,332	€(1)	€(467)	€(478)	€134	€27,257
________________________________________________________________________________________________________________________________________________
(1) There was no impact within Equity on adoption of IFRS 16 as at January 1, 2019.
(2) Includes €12 million tax benefit related to the long-term incentive plans.
(3) Includes €12 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2019	€20	€28,245	€(114)	€1,378	€5	€(522)	€(475)	€138	€28,675
Distributions	—	—	—	—	—	—	—	—	—
Net (loss)/profit	—	(2,734)	—	—	—	—	—	(8)	(2,742)
Other comprehensive (loss)/income	—	—	(215)	(784)	—	—	(56)	(5)	(1,060)
Share-based compensation(1)	—	31	—	—	—	—	—	—	31
Other changes(2)	—	6	(9)	—	—	—	—	(1)	(4)
At June 30, 2020	€20	€25,548	€(338)	€594	€5	€(522)	€(531)	€124	€24,900
________________________________________________________________________________________________________________________________________________
(1) Includes €1 million tax benefit related to the long-term incentive plans.
(2) Includes €9 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
    The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 31, 2020 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
     The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2019 included within the Annual Report and Form 20-F for the year ended December 31, 2019, filed with the SEC and AFM on February 25 and February 26, 2020, respectively, (the “FCA Consolidated Financial Statements at December 31, 2019”). The accounting policies are consistent with those used at December 31, 2019, except as described in the section — New standards and amendments effective from January 1, 2020 below.
Basis of preparation
    The Semi-Annual Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2019.
COVID-19 impacts
    During the first half of 2020, the COVID-19 virus spread worldwide and was declared a pandemic by the World Health Organization on March 11, 2020. In response, many governments in affected jurisdictions imposed travel bans, quarantines and other emergency public safety measures. For example, governments have imposed restrictions on travel and the movement and gathering of people, as well as restrictions on economic activity. At July 31, 2020, many of these measures are still in place.
    As the severity of the COVID-19 pandemic became apparent, FCA leadership took actions to protect our employees and communities, as well as strengthen our financial position and limit the impact on our financial performance.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

    The Group implemented a temporary suspension of production across its facilities: in APAC starting with China on January 23; in EMEA, starting with Italy from March 11; in Maserati beginning March 12; in North America phased-in progressively from March 18; and in LATAM on March 23. The Group also implemented remote working arrangements, where feasible, across all regions at various stages during the first quarter, and has restricted both domestic and international business travel since late February. These arrangements were structured to ensure continuation of critical activities, including, but not limited to, appropriate functioning of our internal controls and financial reporting systems and processes.
    The Group worked closely with all relevant stakeholders, including unions and dealer representatives, to develop and implement plans to restart production and vehicle sales once governments in various jurisdictions permitted, including the development of enhanced sanitizing and health and safety procedures. On February 19 and February 24, 2020, production restarted at our GAC Fiat Chrysler Automobiles Co. joint venture plants in Guangzhou and Changsha, China, respectively. On April 27, 2020, production restarted at our Sevel joint venture plant in Atessa, Italy. Production restarted in all North American plants by June 1, 2020; in India on May 18, 2020; and in Latin America by May 11, 2020. European production has resumed and a full restart is expected in the third quarter of 2020. Return to work procedures for our offices and other facilities will also be phased in with expected continued widespread use of remote working practices.
    On April 3, 2020, FCA announced that the Annual General Meeting of the Company’s shareholders (“AGM”) scheduled for April 16, 2020 would be postponed to late June 2020, including the postponement of the resolution on the proposed 2019 €1.1 billion ordinary dividend. Further to the planned 50/50 merger of their businesses announced in December 2019, on May 13, 2020, the board of directors of Fiat Chrysler Automobiles N.V. and the managing board of Peugeot S.A. announced the decision by each company to not distribute an ordinary dividend in 2020 related to financial year 2019, in light of the impact from the COVID-19 crisis. The postponed AGM was held on June 26, 2020.
The COVID-19 pandemic had significant negative impacts on FCA's results for the six months ended June 30, 2020. The contraction of global demand, temporary suspensions of production in all regions and closure of a majority of dealerships significantly contributed to reduced consolidated shipments.
    Refer to the following disclosures for further information regarding the impacts to our financial statements:
•Note 5, Tax (benefit)/expense for detail on the write-down of deferred tax assets in Italy and Brazil;
•Note 6, Goodwill and intangible assets with indefinite useful lives for detail on assessment of and impairment testing on goodwill allocated to the EMEA and LATAM operating segments;
•Note 7, Other intangible assets and Note 8, Property, plant and equipment for detail on assessment of cash generating units (“CGUs”) in North America, EMEA, LATAM and Maserati operating segments and impairments recognized for CGUs in EMEA, LATAM and Maserati operating segments; and
•Note 14, Debt for details on changes in the Group's liquidity and financial position.
New standards and amendments effective from January 1, 2020
    The following amendments and interpretations, which were effective from January 1, 2020, were adopted by the Group. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•In October 2018, the IASB issued amendments to IFRS 3 - Business Combinations which change the definition of a business to enable entities to determine whether an acquisition is a business combination or an asset acquisition.
•In October 2018, the IASB issued amendments to its definition of material in IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates clarifying the definition of materiality to aid in application.

•In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by IBOR reform. In addition, the amendments require companies to provide additional information to investors about hedging relationships directly affected by these uncertainties.
New standards and amendments effective from June 1, 2020
•In May 2020, the IASB issued an amendment to IFRS 16 - Leases to make it easier for lessees to account for COVID-19 related rent concessions such as rent holidays and temporary rent reductions. The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment does not affect lessors. The amendment is effective June 1, 2020 but can be applied immediately to any financial statements—interim or annual—not yet authorized for issue. The amendment is voluntary and has not yet been endorsed by the EU.
New standards and amendments not yet effective
    Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2019 for a description of new standards not yet effective as of June 30, 2020.
•In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which includes amendments to the following standards: updating a reference in IFRS 3 - Business Combinations to the Conceptual Framework for Financial Reporting; in IAS 16 - Property, Plant and Equipment, prohibiting the deduction of amounts received from selling items produced whilst preparing the asset for its intended use from the cost of property, plant and equipment; in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, specifying what costs are to be included when assessing whether a contract will be loss-making; and minor amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments, IAS 41 - Agriculture and the Illustrative Examples accompanying IFRS 16 - Leases. The amendments are effective January 1, 2022. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. We do not expect a material impact to our Consolidated Financial Statements or disclosures upon adoption of the amendments.
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. In July 2020, the IASB deferred the effective date of this amendment to January 1, 2023. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

Exchange rates
    The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2020	At June 30, 2020	At December 31, 2019	For the six months ended June 30, 2019	At June 30, 2019
U.S. Dollar (U.S.$)	1.102	1.120	1.123	1.130	1.138
Brazilian Real (BRL)	5.410	6.112	4.516	4.342	4.351
Chinese Renminbi (CNY)	7.751	7.922	7.821	7.668	7.819
Canadian Dollar (CAD)	1.503	1.532	1.460	1.507	1.489
Mexican Peso (MXN)	23.843	25.947	21.220	21.654	21.820
Polish Zloty (PLN)	4.412	4.456	4.257	4.292	4.250
Argentine Peso (ARS)(1)	78.890	78.890	67.258	48.331	48.331
Pound Sterling (GBP)	0.875	0.912	0.851	0.874	0.897
Swiss Franc (CHF)	1.064	1.065	1.085	1.129	1.111
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.

2. Scope of consolidation
Magneti Marelli discontinued operations and disposal
    On October, 22, 2018, FCA announced that it had entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. On May 2, 2019, FCA completed the sale of Magneti Marelli for consideration of €5,772 million (including €5,774 million cash consideration, contingent consideration receivable with a fair value of €70 million, contingent consideration payable by FCA of €16 million, costs relating to the transaction of €16 million and a preliminary purchase price adjustment of approximately €40 million). On April 26, 2020, the final purchase price adjustment was agreed, substantially confirming the preliminary amount.
The following table shows the calculation of the gain on sale on the Magneti Marelli transaction:

At May 2, 2019
(€ million)
Intangible assets	€788
Property, plant and equipment	2,146
Financial receivables	10
Cash and cash equivalents	426
Other assets	2,055
Debt	(782)
Trade and other payables	(1,942)
Other liabilities	(791)
Net asset sold	€1,910
Consideration	5,812
Reclassification of amounts in OCI relating to Magneti Marelli(1)	(91)
Gain on sale attributable to FCA	€3,811
________________________________________________________________________________________________________________________________________________
(1) Excluding amounts related to remeasurement of defined benefit plans.
Refer to the Semi-Annual Condensed Consolidated Statement of Cash flows for the six months ended June 30, 2019, for the aggregate cash flows arising from the sale of Magneti Marelli, which consists of the cash consideration received net of the cash and cash equivalents transferred in the sale, as disclosed in the table above.

The following table summarizes the operating results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, that were excluded from the Consolidated Income Statement for the three months ended June 30, 2019:

	Three months ended June 30, 2019(1)	Six months ended June 30, 2019(1)
	(€ million)
Net revenues	€482	€1,657
Expenses	413	1,447
Net financial (income)/expenses	(8)	5
Profit before taxes from discontinued operations	77	205
Tax expense	27	44
Profit after taxes from discontinued operations	50	161
Add: Gain on sale attributable to FCA	3,811	3,811
Less: Tax expense on gain on sale	2	2
Profit from discontinued operations, net of tax	€3,859	€3,970
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.
Plastic components and automotive modules business held for sale
    During the year ended December 31, 2019, certain entities within our plastic components and automotive modules business met the criteria to be presented as held for sale. On January 31, 2020, the Group entered into agreements for the sale of several of the groups of assets within our plastic components and automotive modules businesses for a total sale price of €47.5 million, resulting in a gain on disposal of €5 million.
Teksid Cast Iron Components Business Held for Sale
    During December 2019, FCA announced that it had entered into an agreement with Tupy S.A. for the sale of FCA’s global cast iron automotive components business, which is operated through FCA’s subsidiary Teksid S.p.A.
    The proposed sale includes Teksid’s cast iron production facilities in Brazil, Mexico, Poland and Portugal, in addition to Teksid’s interest in a joint venture in China and as a result the related assets and liabilities (€299 million and €174 million at June 30, 2020, respectively) met the criteria to be presented as held for sale from December 31, 2019. The agreement values the business at €210 million enterprise value. Consideration, subject to customary purchase price adjustments, will be paid at closing, expected between the third quarter of 2020 and the second quarter of 2021. The proposed transaction is subject to customary closing conditions, including the receipt of antitrust approvals.
    Teksid’s aluminum business is not included in the transaction and will remain part of the Group.

3. Net revenues
    Net revenues were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Revenues from:
Sales of goods	€10,946	€25,442	€30,389	€48,686
Services provided	567	989	1,467	1,924
Construction contract revenues	104	174	210	347
Lease installments from assets sold with a buy-back commitment	51	86	129	163
Interest income of financial services activities	39	50	79	102
Total Net revenues	€11,707	€26,741	€32,274	€51,222

	Mass-Market Vehicles
Three months ended June 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€7,825	€433	€399	€2,060	€168	€61	€10,946
Services provided	363	27	3	114	15	45	567
Construction contract revenues	—	—	—	—	—	104	104
Revenues from goods and services	8,188	460	402	2,174	183	210	11,617

Lease installments from assets sold with a buy-back commitment	19	—	—	32	—	—	51
Interest income from financial services activities	—	16	14	8	1	—	39
Total Net revenues	€8,207	€476	€416	€2,214	€184	€210	€11,707

	Mass-Market Vehicles
Three months ended June 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€17,013	€1,947	€726	€5,244	€338	€174	€25,442
Services provided	577	81	6	247	3	75	989
Construction contract revenues	—	—	—	—	—	174	174
Revenues from goods and services	17,590	2,028	732	5,491	341	423	26,605

Lease installments from assets sold with a buy-back commitment	36	—	—	50	—	—	86
Interest income from financial services activities	—	31	16	3	—	—	50
Total Net revenues	€17,626	€2,059	€748	€5,544	€341	€423	€26,741

	Mass-Market Vehicles
Six months ended June 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€21,766	€1,680	€837	€5,510	€411	€185	€30,389
Services provided	937	78	6	320	24	102	1,467
Construction contract revenues	—	—	—	—	—	210	210
Revenues from goods and services	22,703	1,758	843	5,830	435	497	32,066

Lease installments from assets sold with a buy-back commitment	41	—	—	88	—	—	129
Interest income from financial services activities	—	38	29	11	1	—	79
Total Net revenues	€22,744	€1,796	€872	€5,929	€436	€497	€32,274

	Mass-Market Vehicles
Six months ended June 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sales of goods	€32,469	€3,775	€1,286	€10,017	€796	€343	€48,686
Services provided	1,146	142	11	470	13	142	1,924
Construction contract revenues	—	—	—	—	—	347	347
Revenues from goods and services	33,615	3,917	1,297	10,487	809	832	50,957

Lease installments from assets sold with a buy-back commitment	64	—	—	99	—	—	163
Interest income from financial services activities	—	60	32	10	—	—	102
Total Net revenues	€33,679	€3,977	€1,329	€10,596	€809	€832	€51,222

4. Net financial expenses
    The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Interest income and other financial income	€23	€74	€64	€124

Financial expenses:
Interest expense and other financial expenses	111	202	231	411
Interest on lease liabilities	22	22	45	41
Write-down of financial assets	2	4	28	10
Net interest expense on employee benefits provisions	57	74	113	147
Total Financial expenses	192	302	417	609
Net expenses from derivative financial instruments and exchange rate differences	68	32	97	19
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	260	334	514	628

Net financial expenses	€237	€260	€450	€504

5. Tax (benefit)/expense
    Tax (benefit)/expense was as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Current tax (benefit)/expense	€(49)	€173	€10	€319
Deferred tax (benefit)/expense	(79)	134	649	188
Tax (benefit)/expense relating to prior periods	(7)	10	31	22
Total Tax (benefit)/expense	€(135)	€317	€690	€529
The effective tax rate was 11.4 percent and (33.6) percent for the three and six months ended June 30, 2020, respectively.
The effective tax rate was 28.6 percent and 28.9 percent for the three and six months ended June 30, 2019, respectively.
The decrease in the effective tax rate for the three months ended June 30, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax and an increase in unrecognized deferred tax assets.
    The change in the effective tax rate during the six months ended June 30, 2020, compared to the corresponding period in 2019, primarily related to a decrease in profit before tax, increase in unrecognized deferred tax assets, adjustments to deferred tax liabilities and the write-down of deferred tax assets, as described below.

    During the three months ended March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. As such, the Group assessed its ability to generate sufficient taxable income in the future that will allow realization of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country. As a result of this assessment, a write-down of €549 million of deferred tax assets was recorded for the three months ended March 31, 2020. Of this write-down, €446 million primarily related to Italian tax loss carry-forwards and €103 million related to Brazilian tax loss carry-forwards.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, no new indicators of impairment were identified during the three months ended June 30, 2020, and no further assessment was performed.

6. Goodwill and intangible assets with indefinite useful lives
    Goodwill and intangible assets with indefinite useful lives at June 30, 2020 and December 31, 2019 are summarized below:

	At June 30, 2020	At December 31, 2019
	(€ million)
Goodwill	€11,097	€11,065
Other intangible assets with indefinite useful lives	3,202	3,192
Total Goodwill and intangible assets with indefinite useful lives	€14,299	€14,257
    The increase during the six months ended June 30, 2020 primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Goodwill impairment testing
    In accordance with IAS 36 - Impairment of Assets, goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
    Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development expenditures) and the recoverable amount of each cash-generating unit (“CGU”) or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. The balance of Goodwill and intangible assets with indefinite useful lives recognized by the Group primarily relates to the acquisition of FCA US. Goodwill from the acquisition of FCA US has been allocated to the North America, EMEA, APAC and LATAM operating segments.
Due to the identification of indicators of impairment, primarily as the Group reviewed its business and operations to take into consideration the potential impacts and effects of the COVID-19 pandemic, including the estimated impact on the macro economic environment, the market outlook and the Group’s operations, the goodwill allocated to the EMEA and LATAM operating segments were tested for impairment at March, 31 2020.
Of total Goodwill and intangible assets with indefinite useful lives of €14,614 million at March 31, 2020, €275 million and €577 million (€269 million and €563 million at December 31, 2019) of goodwill was allocated to the EMEA and LATAM segments, respectively. No intangible assets with indefinite useful lives, other than goodwill, are recognized within the EMEA and LATAM segments.
    The assumptions used in the goodwill impairment test for the EMEA and LATAM segments as of March 31, 2020, represent management’s best estimate for the period under consideration.

•The estimate of the recoverable amount for purposes of performing the EMEA and LATAM goodwill impairment test was determined using value-in-use at March 31, 2020 and was based on the following assumptions:
◦The expected future cash flows covering the period from 2020 through 2024. These expected cash flows reflect the current expectations regarding economic conditions and market trends as well as the segment specific initiatives for the period 2020 to 2024. These cash flows relate to the operating segments in their current condition when preparing the financial statements and exclude the estimated cash flows that might arise from future restructuring plans or other structural changes. Key assumptions used in estimating the future cash flows are those related to volumes, sales mix, profit margins, expected conditions regarding market trends and segment, brand and model market share for the respective operating segment over the period considered.
◦The expected future cash flows include a normalized terminal period to estimate the future result beyond the time period explicitly considered which incorporates a long-term growth rate assumption of 2 percent. The long-term EBIT margins have been set considering historical margins, the margins incorporated into the plan, and other market data, as adjusted for the stage in the economic cycle of the regions and any specific circumstances (for example, in LATAM, the long-term EBIT margin has been adjusted to assume no extension of the Brazilian tax benefits beyond 2025).
◦Pre-tax cash flows have been discounted using a pre-tax discount rate which reflects the current market assessment of the time value of money for the period being considered, and the risks specific to those cash flows under consideration. The pre-tax Weighted Average Cost of Capital (“WACC”) applied ranged from 9.5 percent to 16 percent.
▪Expected future cash flows are sensitive to changes in the WACC, such that an increase of 25 basis points and 40 basis points in the WACC for the EMEA and LATAM segments respectively, would reduce the recoverable value down to its carrying amount.
    The pre-tax WACC was calculated using the Capital Asset Pricing Model technique. The recoverable amounts for EMEA and LATAM operating segments estimated using the assumptions described above were determined to be in excess of the carrying amount of goodwill allocated to the EMEA and LATAM operating segments, respectively. As such, no impairment charges were recognized for goodwill for the three months ended March 31, 2020.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended June 30, 2020.

7. Other intangible assets
    During the three months ended March 31, 2020, impairment tests were performed comparing the carrying amount of the assets included in the respective CGUs to their value in use. The value in use of the CGUs was determined using a discounted cash flow methodology based primarily on unobservable inputs, including estimated pre-tax future cash flows attributable to the CGUs and a pre-tax discount rate reflecting a current market assessment.

    As of March 31, 2020, the Group reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations. Using the updated information, we performed an assessment of the recoverability of certain of our assets as of March 31, 2020. Specifically, we reviewed our cash generating units (“CGUs”) and goodwill and intangible assets with indefinite useful lives for indicators of impairment. Certain CGUs, primarily those that were expected to be more sensitive to the current market outlook, in North America, EMEA, LATAM and Maserati segments, as well as goodwill allocated to EMEA and LATAM segments, were found to have indicators of impairment, and were therefore subject to impairment testing. As a result of this impairment testing, impairment charges totaling €450 million, primarily as a result of reduced volume expectations, were recognized on CGUs within the EMEA, LATAM and Maserati segments composed of €247 million of Property, plant and equipment recognized within Cost of revenues and €203 million of previously capitalized development costs recognized within Research and development costs. Of these charges, €178 million relates to the EMEA segment, €161 million relates to the LATAM segment, and €111 million relates to the Maserati segment, which is incremental to the impairment recognized in Maserati discussed below.
    In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended June 30, 2020.

8. Property, plant and equipment
    Refer to Note 7, Other intangible assets for additional details on impairments of €247 million of Property, plant and equipment recognized within Cost of revenues. In addition to the impairments discussed above, during the three months ended March 31, 2020, certain assets within the Maserati segment were impaired in connection with decisions that were made regarding the planned utilization of certain assembly assets to more efficiently utilize the Group's manufacturing capacity as part of the implementation of the previously announced Maserati product renewal activities. As a result of these decisions, impairment charges were recognized totaling €177 million, composed of €85 million of Property, plant and equipment recognized within Cost of revenues and €92 million of previously capitalized development expenditures recognized within Research and development costs. Impairment expense of €16 million was also recognized in North America for assets which had become idle during the period.
As there were no material changes in our cash flow forecasts, which were developed in connection with our Q1 reporting, and considering our assessment of internal and external information, no new indicators of impairment were noted and no further impairment testing was performed during the three months ended June 30, 2020.

9. Trade and other receivables
    Trade and other receivables consisted of the following:

	At June 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€1,764	€—	€1,764	€2,064	€—	€2,064
Receivables from financing activities	1,924	277	2,201	2,855	300	3,155
Other receivables	1,563	1,605	3,168	1,709	2,076	3,785
Total Trade and other receivables	€5,251	€1,882	€7,133	€6,628	€2,376	€9,004

    As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2019, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. On December 17, 2019, the Brazilian courts indicated that it would render a decision on the Brazilian government’s appeal regarding the 2017 Supreme Court’s decision with respect to the calculation of the state value added tax in the basis for federal tax on revenue on April 1, 2020, which has been subsequently postponed.
Transfer of financial assets
    At June 30, 2020, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €5,427 million (€7,301 million at December 31, 2019). The transfers related to trade receivables and other receivables of €3,756 million (€5,777 million at December 31, 2019) and financial receivables of €1,671 million (€1,524 million at December 31, 2019). These amounts included receivables of €3,420 million (€4,686 million at December 31, 2019), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.

10. Inventories

	At June 30, 2020	At December 31, 2019
	(€ million)
Finished goods and goods for resale	€5,100	€5,600
Work-in-progress, raw materials and manufacturing supplies	4,365	3,928
Construction contract assets	174	194
Total Inventories	€9,639	€9,722
    The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2020	At December 31, 2019
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€622	€826
Less: Progress billings	518	715
Construction contracts, net asset/(liability)	104	111
Construction contract assets	174	194
Less: Construction contract liabilities (Note 15)	70	83
Construction contracts, net asset/(liability)	€104	€111

11. Share-based compensation
2020-2022 Long Term Incentive Plan
In December 2019, the Company’s Board of Directors approved the 2020-2022 Long-Term Incentive Plan (“2020-2022 LTIP”), under the framework equity incentive plan. During May 2020, FCA awarded a total of 7.0 million Performance Share Units (“PSU”) and 4.5 million Restricted Share Units (“RSU”) to eligible employees under the 2020-2022 LTIP.

The PSU awards, which represent the right to receive FCA common shares, have an Adjusted EBIT target as well as a total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the awards will vest based on achievement of the targets for Adjusted EBIT, covering a three year period from 2020 to 2022 and will have a payout ranging from 0 percent to 100 percent. The fair values of these PSU Adjusted EBIT awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. The remaining half of the PSU awards will vest based on market conditions over a three-year performance period from January 2020 through December 2022, with a payout scale ranging from 0 percent to 225 percent. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 7.0 million units. The fair value of these PSU TSR awards were calculated using a Monte Carlo Simulation, adjusted for expected dividends at a constant yield as PSU awards do not have the right to receive ordinary dividends prior to vesting. If the performance goals for the respective periods are met, the PSU awards will vest in the second quarter of 2023.
The RSU awards, which represent the right to receive FCA common shares, will vest in the second quarter of 2023. The fair values of these RSU awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Other Restricted Share Unit Grants
    During the six months ended June 30, 2020, FCA awarded 0.4 million RSUs to certain key employees of the Company, which represent the right to receive FCA common shares. A portion of these awards is expected to vest in Q3 2020, with the remaining portion expected to vest in 2021 and 2022 in accordance with the award agreements. The fair values of the awards were measured using the FCA stock price on the grant date, adjusted for expected dividends at a constant yield as RSU awards do not have the right to receive ordinary dividends prior to vesting.
Share-based compensation expense
    Including previously granted awards, total expense of approximately €15 million and €32 million was recorded for the PSU and RSU awards for the three and six months ended June 30, 2020, respectively. Including previously granted awards, total expense for the PSU and RSU awards of approximately €19 million and €38 million was recorded for the three and six months ended June 30, 2019, respectively.
    The total number of PSU and RSU awards outstanding at June 30, 2020 was 14.5 million and 10.2 million respectively.

12. Employee benefits liabilities
    Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€36	€5,118	€5,154	€38	€5,024	€5,062
Health care and life insurance plans	132	2,128	2,260	132	2,157	2,289
Other post-employment benefits	61	702	763	63	730	793
Other provisions for employees	248	603	851	311	596	907
Total Employee benefits liabilities	€477	€8,551	€9,028	€544	€8,507	€9,051

    Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Three months ended June 30,
	2020		2019
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€45	€7	€39	€6
Interest expense	198	21	239	27
Interest (income)	(164)	—	(196)	—
Other administrative costs	20	—	20	—
Total	€99	€28	€102	€33

	Six months ended June 30,
	2020		2019
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€91	€14	€78	€12
Interest expense	396	42	476	54
Interest (income)	(330)	—	(390)	—
Other administrative costs	41	—	40	—
Total	€198	€56	€204	€66
    Total contributions of €99 million were made to our pension plans in the six months ended June 30, 2020, including an accelerated discretionary contribution of $75 million (€68 million) in North America.

13. Provisions

	At June 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,092	€3,744	€5,836	€2,406	€3,900	€6,306
Sales incentives	4,006	—	4,006	5,479	—	5,479
Other provisions and risks	1,028	1,195	2,223	1,093	1,127	2,220
Total Provisions	€7,126	€4,939	€12,065	€8,978	€5,027	€14,005
    During the six months ended June 30, 2020, a total provision for €41 million was recognized for restructuring costs, mainly in North America and LATAM, related to the recognition of provisions for workforce restructuring (refer to Note 21, Segment reporting).
    During the six months ended June 30, 2020, approximately €0.1 billion of payments were made for civil, environmental and consumer claims related to U.S. diesel emissions matters accrued in 2018 (refer to Note 18, Guarantees granted, commitments and contingent liabilities).

14. Debt

	At June 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€1,097	€3,939	€5,036	€1,450	€4,942	€6,392
Borrowings from banks	2,594	10,286	12,880	2,097	1,599	3,696
Asset-backed financing	26	—	26	151	—	151
Lease liabilities	363	1,327	1,690	360	1,280	1,640
Other debt	747	73	820	818	204	1,022
Total Debt(1)	€4,827	€15,625	€20,452	€4,876	€8,025	€12,901
_______________________________________________________________________________________________________________________________________________
(1) Debt at June 30, 2020, excludes €67 million of debt included within Liabilities held for sale. Refer to Note 2, Scope of consolidation.
Borrowings from banks
European Investment Bank Borrowings
    On March 18, 2020, the Group announced that it entered into an agreement for a €300 million five-year loan with the European Investment Bank (“EIB”) to support specific investments to be implemented by FCA through 2021. The investments are primarily to support the manufacturing deployment of the advanced vehicle powertrain electrification technologies and, in particular, the setup of production lines for the manufacturing of plug-in hybrid electric vehicles (PHEVs) at FCA’s production plant in Melfi (Italy) and the manufacturing of battery electric vehicles (BEV) at the production plant in Mirafiori (Italy). The loan was fully drawn on March 26, 2020.
Incremental Bridge Credit Facility
    On March 26, 2020, the Group announced that it had entered into a new credit facility (the “Bridge Credit Facility”). The Bridge Credit Facility, initially entered into with two banks and then successfully syndicated to thirteen banks, including the two original underwriting banks, was available for general corporate purposes and for working capital needs of the Group and was structured as a bridge facility to capital markets. On April 14, 2020, the Group announced completion of syndication. At June 30, 2020, the Bridge Credit Facility was fully undrawn. On July 7, 2020, the Bridge Credit Facility was cancelled.
Other revolving lines of credit
    During the six months ended June 30, 2020, the Group drew down on existing bilateral revolving lines of credit totaling €1.5 billion, of which €0.2 billion had been repaid at maturity by June 30, 2020.
Revolving Credit Facilities
    On March 26, 2020, the tenor of the three-year Tranche A of the Group's €6.25 billion revolving credit facility, for Euro €3.125 billion, was extended by one year to April 27, 2023. On April 21, 2020, the Group announced that, in light of the continuing uncertainty relating to the impacts of COVID-19, it had drawn down its €6.25 billion revolving credit facility originally signed in June 2015 and last amended in March 2019.
Intesa Sanpaolo Credit Facility
On June 24, 2020, FCA Italy S.p.A., a wholly-owned subsidiary of Fiat Chrysler Automobiles N.V., and other Italian companies in the FCA Group entered into a facility agreement with Intesa Sanpaolo for borrowings of up to €6.3 billion to finance the Group’s activities in Italy. The facility is unsecured and guaranteed by FCA N.V. and will mature in March 2023, amortizing in five equal quarterly installments with the first such installment due on March 31, 2022. SACE (Italy’s export credit agency) will guarantee 80 percent of the borrowings under that facility pursuant to the recently enacted Italian Liquidity Decree. The facility and borrowings under the facility are at interest rates within a range that could be obtained in the market.

The covenants of the credit facility include financial covenants which apply under certain conditions, as well as negative pledge, pari passu, cross-default and change of control clauses. Failure to comply with these covenants, and in certain cases if not suitably remedied, can lead to the requirement of early repayment of any outstanding amounts.
In connection with SACE’s guarantee, the Group has given the following industrial commitments applicable while any loans are outstanding under the facility: (i) to continue to carry out certain Italian investment projects currently underway and previously announced; (ii) not to delocalize outside Italy production of vehicles under such investment projects; and (iii) to pursue the goal of reducing temporary layoffs for employees engaged under such investment projects in Italy to nil by the end of 2023, each with agreed milestones for implementation. If the industrial commitments previously described are not implemented by the agreed milestones, the Group may at its option: (i) implement those industrial commitments within an additional six-month period following the milestones; (ii) negotiate and agree alternative milestones and/or commitments with the Italian government; or (iii) repay the loan at any time within 18 months (including a 6 months negotiation period) from the point of non-compliance.
In addition, while loans under the facility are outstanding, FCA N.V. has committed not to approve or pay dividends or other shareholder distributions in the 2020 calendar year (except dividends related to the pending merger with Peugeot S.A.), and the Italian subsidiaries of the Group have committed not to distribute dividends or to make other shareholder distributions until May 26, 2021.
During June 2020, €1.8 billion of the facility was drawn down, of which 80 percent is covered by the SACE guarantee.
Undrawn committed credit lines
    At June 30, 2020, undrawn committed credit lines of €3.5 billion consisted of the bridge credit facility entered into in March 2020, as referred to below. At December 31, 2019, undrawn committed credit lines available totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility and €1.3 billion of other bilateral revolving lines of credit.
Notes
On April 15, 2020, the Group repaid in full at maturity U.S.$1.5 billion of 4.500% unsecured notes issued in April 2015. Refer to Note 22, Subsequent events for information on the offering of FCA notes under the MTN Programme.

15. Other liabilities
    Other liabilities consisted of the following:

	At June 30, 2020			At December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€1,788	€—	€1,788	€2,210	€—	€2,210
Accrued expenses and deferred income	577	569	1,146	769	674	1,443
Indirect taxes payables	479	57	536	501	14	515
Payables to personnel	808	14	822	1,008	15	1,023
Social security payables	325	4	329	258	4	262
Construction contract liabilities (Note 10)	70	—	70	83	—	83
Service contract liability	624	1,500	2,124	621	1,530	2,151
Other	1,166	182	1,348	1,338	189	1,527
Total Other liabilities	€5,837	€2,326	€8,163	€6,788	€2,426	€9,214

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
    The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019:

	At June 30, 2020				At December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€20	€21	€13	€54	€3	€21	€13	€37
Debt securities and equity instruments measured at FVPL	211	—	15	226	277	—	15	292
Derivative financial assets	—	559	—	559	—	98	—	98
Collateral deposits	52	—	—	52	42	—	—	42
Receivables from financing activities	—	—	443	443	—	—	580	580
Trade receivables	—	16	—	16	—	19	—	19
Other receivables	—	—	69	69	—	—	69	69
Money market securities	5,831	—	—	5,831	2,293	—	—	2,293
Total Assets	€6,114	€596	€540	€7,250	€2,615	€138	€677	€3,430
Derivative financial liabilities	—	€709	—	€709	—	€318	—	€318
Total Liabilities	€—	€709	€—	€709	€—	€318	€—	€318
    During the six months ended June 30, 2020, derivative financial assets increased €461 million primarily due to decreases in the Brazilian Real against the U.S dollar in LATAM. During the six months ended June 30, 2020, derivative financial liabilities increased €391 million primarily due to fair value losses for interest-rate swaps for future bond issuances and commodity hedges.
    During the six months ended June 30, 2020, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

    The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
    The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
    The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
    The fair value of Other receivables, which relates to the contingent consideration receivable from the sale of Magneti Marelli (refer to Note 2, Scope of consolidation), is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
    For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
    The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended June 30,
	2020				2019
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At April 1	€491	€28	€—	€69	€562	€15	€40	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	—	—	29	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	—	(20)	—
Issues/Settlements	(48)	—	—	—	213	—	(21)	70
Purchases/Sales	—	—	—	—	—	11	—	—
At June 30	€443	€28	€—	€69	€775	€26	€28	€70

	Six months ended June 30,
	2020				2019
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Other receivables
	(€ million)
At January 1	€580	€28	€—	€69	€973	€16	€39	€—
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	—	—	36	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	—	2	—
Issues/Settlements	(137)	—	—	—	(198)	(1)	(49)	70
Purchases/Sales	—	—	—	—	—	11	—	—
At June 30	€443	€28	€—	€69	€775	€26	€28	€70
    The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statement during the three and six months ended June 30, 2020 and 2019 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three and six months ended June 30, 2020 and 2019 were included within Cash flow hedge reserve within Equity in the Semi-Annual Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
    The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
    The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
    The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€859	€858	€1,737	€1,736
Retail financing		520	531	613	608
Finance leases		6	6	3	3
Other receivables from financing activities		373	373	222	222
Total Receivables from financing activities(1)	9	€1,758	€1,768	€2,575	€2,569

Notes		€5,036	€5,207	€6,392	€6,900
Borrowings from banks & Other debt		13,700	13,276	4,718	4,724
Asset-backed financing		26	26	151	151
Lease liabilities		1,690	1,690	1,640	1,640
Total Debt	14	€20,452	€20,199	€12,901	€13,415
________________________________________________________________________________________________________________________________________________
(1) Amounts at June 30, 2020 and December 31, 2019 exclude receivables measured at FVPL.

    The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
    Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2020, €5,200 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2019, €6,893 million and €7 million of Notes were categorized within Level 1 and Level 2, respectively.
    The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2020, €12,619 million and €657 million of Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2019, €3,865 million and €859 million of Other Debt were categorized within Level 2 and Level 3, respectively.
    The fair value of Lease liabilities categorized within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At June 30, 2020, €1,690 million of Lease liabilities were categorized within Level 3. At December 31, 2019, €1,640 million of Lease liabilities were categorized within Level 3.

17. Related party transactions
    Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2019 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
    The amounts for significant transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Three months ended June 30,
	2020				2019
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€330	€147	€(2)	€7	€769	€687	€(10)	€10
CNHI	51	56	—	—	110	93	1	—
Ferrari	4	9	—	—	9	35	—	—

	Six months ended June 30,
	2020				2019
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€1,036	€632	€(5)	€15	€1,541	€1,203	€(25)	€25
CNHI	126	113	—	—	237	166	3	—
Ferrari	9	27	—	—	23	75	—	—
    Assets and liabilities from significant transactions with related parties were as follows:

	At June 30, 2020					At December 31, 2019
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€531	€414	€144	€19	€63	€432	€362	€207	€141	€194
CNHI	35	64	12	—	—	49	87	11	—	—
Ferrari	9	18	—	—	—	12	49	—	—	—

18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
    Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
    On January 10, 2019, we announced that FCA US had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), U.S. Department of Justice (“DoJ”), the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the accrual was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the accrual was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. Nevertheless, we continue to defend individual claims from approximately 3,200 consumers that have exercised their right to opt out of the class action settlement and pursue their own individual claims against us (the “Opt-Out Litigation”). We have engaged in further discovery in the Opt-Out Litigation and participated in court-sponsored settlement conferences, but have reached settlement agreements with less than 100 of these remaining plaintiffs. As of June 30, 2020, our best estimate of a probable loss has been included within the provision previously recognized.

    In the U.S., we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission (the “SEC”) and the DoJ, Criminal Division. In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. We continue to cooperate with these investigations and present FCA’s positions on concerns raised by these governmental authorities. Based on the progress of settlement discussions with the SEC, we have recognized a provision in an amount that is not material to the Group. We have also begun discussions with the DoJ, Criminal Division, to determine whether we can reach an appropriate resolution of that investigation. At this time, we cannot predict whether or when any settlement may be reached with the DoJ, Criminal Division, or the ultimate outcome of these investigations and we are unable to reliably evaluate the likelihood that a loss with regard to the DoJ, Criminal Division, investigation will be incurred or estimate a range of possible loss. We also remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).
    We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
    In Europe, we are working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several of our vehicles.
    We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
    In December 2019, the MIT notified us that the Dutch Ministry of Infrastructure and Water Management (“I&W”) had been communicating with the MIT regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM that contains a Euro 6 diesel engine supplied by us. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. We have engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws. In July 2020, unannounced inspections took place at several of our sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws.
    In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Group. We have appealed the MOE’s decision. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of this matter, with the Korean Fair Trade Commission regarding a purported breach of the Act on Fair Labeling and Advertisement in connection with the subject vehicles and with the MOE in connection with their review of other FCA vehicles.

    The results of the unresolved governmental inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
U.S. Sales Reporting Investigations
    On September 27, 2019, the SEC announced the resolution of its investigation into our reporting of vehicle sales to end customers in the U.S. which included our agreement to pay an amount that is not material to the Group. We have also cooperated with a DoJ investigation into the same issues, the outcome of which remains uncertain. Any resolution of that matter may involve the payment of penalties and other sanctions. At this time, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss in connection with that investigation.
    As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits were consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On June 5, 2019, the Court granted final approval to this settlement.
National Training Center
    In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the DoJ has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to cooperate with this investigation and we have engaged in discussions with the DOJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other sanctions. At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
    Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and is seeking a cease and desist order as well as the posting of a notification with respect to the alleged practices. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On July 22, 2020, a group of 27 employees in our Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. We have not been served with the complaint and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
General Motors Litigation
    On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA NV and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US paid bribes to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA NV.

    On July 8, 2020, the court dismissed GM’s lawsuit with prejudice. GM may appeal the court’s decision. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine
    In connection with internal testing, we determined that approximately 1 million vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. We have notified the U.S. Environmental Protection Agency (EPA) of the potential issue and we are working to identify the population of impacted vehicles as well as a potential solution. Upon the completion of this work, we intend to review our proposed solution with the EPA and will likely initiate a recall campaign. At this stage we are unable to reliably evaluate the likelihood that material costs will be incurred or estimate a range of possible costs.

In addition, putative class action lawsuits have been filed and are pending against FCA US in U.S. District courts in Michigan and California asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption. We are evaluating and defending against these actions while we work to assess the claims and, if appropriate, any mitigating action we could take. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Other matters
U.S. import duties
    Historically, we have paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. In litigation between a competitor and U.S. Customs and Border Protection (“CBP”) involving similar vehicles, the U.S. Court of Appeals for the Federal Circuit ruled in June 2019 that vehicles previously imported by the competitor are subject to the 25 percent duty. The competitor sought to appeal the matter to the U.S. Supreme Court, but in June 2020, the U.S. Supreme Court declined to hear the competitor’s case.
    We believe there are facts that distinguish our case from that of the competitor. However, CBP may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
Regulatory emission credits
    During the year ended December 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions. At June 30, 2020, these agreements represent total commitments of €0.8 billion, with the related purchased credits expected to be used for compliance years through 2023.

19. Equity
Share capital
    At June 30, 2020, the authorized share capital of FCA was forty Euro (€40,000,000), divided into two thousand (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share, and two thousand (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
    At June 30, 2020, the fully paid-up share capital of FCA amounted to €20 million (€20 million at December 31, 2019) and consisted of 1,573,949,512 common shares and 449,610,500 special voting shares, all with a par value of €0.01 each (1,567,519,274 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2019).

    On March 2, 2020 a total of 73,606,222 Special Voting Shares were delivered to Exor N.V. as a result of an equivalent number of Common Shares being registered in the Loyalty Register for an uninterrupted period of three years in accordance with clause 5.1 of the Special Voting Shares Terms and Conditions. The related Common Shares became Qualifying Common Shares. Of the shares delivered, 32,937,489 were Special Voting Shares held by the Company and 40,668,733 were additional Special Voting Shares issued.
Other comprehensive income/(loss)
    Other comprehensive income/(loss) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—	€—	€—
Items relating to discontinued operations	—	(9)	—	(9)
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	(9)	—	(9)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	(102)	(104)	(266)	(198)
Gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(6)	29	(40)	25
Total Gains/(Losses) on cash flow hedging instruments	(108)	(75)	(306)	(173)
Foreign exchange (losses)/gains	(481)	(215)	(790)	221
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(22)	(11)	(43)	(15)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(7)	(8)	(13)	(8)
Total Share of Other comprehensive income/(loss) for equity method investees	(29)	(19)	(56)	(23)
Items relating to discontinued operations	—	(4)	—	9
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(618)	(313)	(1,152)	34

Total Other comprehensive income/(loss) (B1)+(B2)	(618)	(322)	(1,152)	25
Tax effect	28	21	92	48
Tax effect - discontinued operations	—	—	—	—
Total Other comprehensive income/(loss), net of tax	€(590)	€(301)	€(1,060)	€73

    The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended June 30,
	2020			2019
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Losses on cash flow hedging instruments	€(108)	€28	€(80)	€(75)	€21	€(54)
Foreign exchange losses	(481)	—	(481)	(215)	—	(215)
Share of Other comprehensive income/(loss) for equity method investees	(29)	—	(29)	(19)	—	(19)
Items relating to discontinued operations	—	—	—	(13)	—	(13)
Total Other comprehensive income/(loss)	€(618)	€28	€(590)	€(322)	€21	€(301)

	Six months ended June 30,
	2020			2019
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Losses on cash flow hedging instruments	(306)	92	(214)	(173)	48	(125)
Foreign exchange (losses)/gains	(790)	—	(790)	221	—	221
Share of Other comprehensive income/(loss) for equity method investees	(56)	—	(56)	(23)	—	(23)
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive income/(loss)	€(1,152)	€92	€(1,060)	€25	€48	€73

20. Earnings per share
Basic (loss)/earnings per share
    Basic (loss)/earnings per share for the three and six months ended June 30, 2020 and 2019 was determined by dividing the Net (loss)/profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
    The following table summarizes the amounts used to calculate the basic (loss)/earnings per share:

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net (loss)/profit attributable to owners of the parent	million	€(1,038)	€4,650	€(2,734)	€5,265
Weighted average number of shares outstanding	thousand	1,571,440	1,567,216	1,569,721	1,560,680
Basic (loss)/earnings per share	€	€(0.66)	€2.97	€(1.74)	€3.37

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(1,038)	€788	€(2,734)	€1,297
Weighted average number of shares outstanding	thousand	1,571,440	1,567,216	1,569,721	1,560,680
Basic (loss)/earnings per share from continuing operations	€	€(0.66)	€0.50	€(1.74)	€0.83

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€3,862	€—	€3,968
Weighted average number of shares outstanding	thousand	1,571,440	1,567,216	1,569,721	1,560,680
Basic earnings per share from discontinued operations	€	€—	€2.46	€—	€2.54
Diluted (loss)/earnings per share
    In order to calculate the diluted (loss)/earnings per share during the three and six months ended June 30, 2020, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at June 30, 2020 as determined using the treasury stock method.
    For the three and six months ended June 30, 2020, primarily as a result of the net loss from continuing operations for the three and six months ended June 30, 2020, in accordance with IAS 33 - Earnings per share, the theoretical effect that would arise if all the outstanding PSU and RSU awards were exercised was not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect.
    For the three and six months ended June 30, 2019, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
    The following tables summarize the amounts used to calculate the diluted (loss)/earnings per share for the three and six months ended June 30, 2020 and 2019:

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net (loss)/profit attributable to owners of the parent	million	€(1,038)	€4,650	€(2,734)	€5,265
Weighted average number of shares outstanding	thousand	1,571,440	1,567,216	1,569,721	1,560,680
Number of shares deployable for share-based compensation	thousand	—	2,964	—	9,623
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,571,440	1,570,180	1,569,721	1,570,303
Diluted (loss)/earnings per share	€	€(0.66)	€2.96	€(1.74)	€3.35

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net (loss)/profit from continuing operations attributable to owners of the parent	million	€(1,038)	€788	€(2,734)	€1,297
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,571,440	1,570,180	1,569,721	1,570,303
Diluted (loss)/earnings per share from continuing operations	€	€(0.66)	€0.50	€(1.74)	€0.83

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Net profit from discontinued operations attributable to owners of the parent	million	€—	€3,862	€—	€3,968
Weighted average number of shares outstanding for diluted (loss)/earnings per share	thousand	1,571,440	1,570,180	1,569,721	1,570,303
Diluted earnings per share from discontinued operations	€	€—	€2.46	€—	€2.53

21. Segment reporting
    The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
    The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
    Other activities includes the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
    Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net (loss)profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
    The following tables summarize selected financial information by segment three and six months ended June 30, 2020 and 2019:

	Mass-Market Vehicles
Three months ended June 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€8,209	€477	€427	€2,232	€185	€354	€(177)	€11,707
Revenues from transactions with other segments	(2)	(1)	(11)	(18)	(1)	(144)	177	—
Revenues from external customers	€8,207	€476	€416	€2,214	€184	€210	€—	€11,707

Net loss from continuing operations								€(1,048)
Tax benefit								€(135)
Net financial expenses								€237
Adjustments:
Restructuring costs, net of reversals(1)	18	—	—	—	3	2	—	23
Losses on disposal of investments	—	—	—	—	—	1	—	1
Other	(9)	—	—	—	(1)	(16)	20	(6)
Adjusted EBIT	€39	€(96)	€(59)	€(589)	€(99)	€(111)	€(13)	€(928)

Share of profit of equity method investees	€—	€—	€(41)	€65	€—	€2	€—	€26
______________________________________________________________________________________________________________________________
(1) Restructuring costs primarily in North America.

	Mass-Market Vehicles
Three months ended June 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€17,639	€2,050	€762	€5,564	€343	€782	€(399)	€26,741
Revenues from transactions with other segments	(13)	9	(14)	(20)	(2)	(359)	399	—
Revenues from external customers	€17,626	€2,059	€748	€5,544	€341	€423	€—	€26,741

Net profit from continuing operations								€793
Tax expense								€317
Net financial expenses								€260
Adjustments:
Impairment expense and supplier obligations(1)	51	—	—	—	62	—	—	113
Gains on disposal of investments	—	—	—	—	—	(7)	—	(7)
Restructuring costs, net of reversals	(9)	—	—	—	—	1	—	(8)
Other(2)	39	2	—	—	9	1	8	59
Adjusted EBIT	€1,565	€110	€(12)	€22	€(119)	€(42)	€3	€1,527

Share of profit of equity method investees	€—	€—	€(34)	€82	€—	€6	€—	€54
________________________________________________________________________________________________________________________________________________
(1) Impairment expense primarily related to North America and Maserati
(2) Included within Other are costs primarily relating to litigation proceedings.

	Mass-Market Vehicles
Six months ended June 30, 2020	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€22,750	€1,799	€893	€5,964	€439	€915	€(486)	€32,274
Revenues from transactions with other segments	(6)	(3)	(21)	(35)	(3)	(418)	486	—
Revenues from external customers	€22,744	€1,796	€872	€5,929	€436	€497	€—	€32,274

Net loss from continuing operations								€(2,742)
Tax expense								€690
Net financial expenses								€450
Adjustments:
Impairment expense and supplier obligations(1)	16	161	—	178	288	—	—	643
Restructuring costs, net of reversals(2)	18	18	—	—	3	4	—	43
Gains on disposal of investments	—	—	—	—	—	(4)	—	(4)
Other(3)	7	—	—	—	(1)	2	36	44
Adjusted EBIT	€587	€(123)	€(118)	€(859)	€(174)	€(186)	€(3)	€(876)

Share of profit of equity method investees	€—	€—	€(79)	€145	€—	€4	€—	€70
________________________________________________________________________________________________________________________________________________
(1) Impairment expense primarily as a result of impairments recognized in LATAM, EMEA and Maserati (Refer to Note 7, Other intangible assets).
(2) Restructuring costs, primarily in North America and LATAM, related to the recognition of provisions for workforce restructuring.
(3) Other costs, primarily relating to litigation proceedings (refer to Note 18, Guarantees granted, commitments and contingent liabilities, in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for further details).

	Mass-Market Vehicles
Six months ended June 30, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€33,696	€3,982	€1,354	€10,634	€814	€1,453	€(711)	€51,222
Revenues from transactions with other segments	(17)	(5)	(25)	(38)	(5)	(621)	711	—
Revenues from external customers	€33,679	€3,977	€1,329	€10,596	€809	€832	€—	€51,222

Net profit from continuing operations								€1,301
Tax expense								€529
Net financial expenses								€504
Adjustments:
Restructuring costs, net of reversals(1)	26	128	—	37	—	5	—	196
Impairment expense and supplier obligations(2)	87	—	—	6	62	—	—	155
Brazilian indirect tax - reversal of liability/recognition of credits(3)	—	(164)	—	—	—	—	—	(164)
Gains on disposal of investments	—	—	—	—	—	(7)	—	(7)
Other(4)	53	3	—	1	8	(10)	25	80
Adjusted EBIT	€2,609	€215	€(21)	€3	€(108)	€(92)	€(12)	€2,594

Share of profit of equity method investees	€—	€—	€(54)	€160	€—	€9	€—	€115
________________________________________________________________________________________________________________________________________________
(1) Restructuring costs of €196 million related to LATAM, EMEA and North America, of which €76 million related to the write-down of Property, plant and equipment and €120 million related to the recognition of provisions for restructuring, of which €55 million was recognized within the LATAM segment, €36 million was recognized within EMEA and €26 million within North America.
(2) Impairment expense primarily related to North America and Maserati.
(3) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.
(4) Included within Other are costs primarily relating to litigation proceedings.

22. Subsequent events
On July 1, 2020, the Group confirmed pricing of an offering of €3.5 billion of notes under the Medium Term Note Programme, with settlement on July 7, 2020. The offering comprised (i) €1.25 billion in principal amount of 3.375% notes due July 2023, (ii) €1.25 billion in principal amount of 3.875% notes due January 2026, and (iii) €1.0 billion in principal amount of 4.500% notes due July 2028, each at an issue price of 100% of the applicable principal amount. The issuance replaces in full the €3.5 billion bridge credit facility above, which was previously fully undrawn and was fully cancelled on July 7, 2020 in connection with the settlement of the notes offering. The offering was settled on July 7, 2020. The notes issued were rated Ba2 by Moody’s Investors Service, BB+ by Standard & Poor’s, BBB- by Fitch and BBB(Low) by DBRS.

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2020	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer and Director

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document